Oncolytics Biotech® Reports Third Quarter 2023 Financial Results and Operational Highlights

Phase 1/2 survival data from GOBLET pancreatic cancer cohort demonstrates improvements over historical control trials

Award and grant funding from Pancreatic Cancer Action Network (PanCAN) provides financial boost and will enable further evaluation of pelareorep in pancreatic cancer

Cash position stands at $40.0 million with a projected cash runway through critical milestones, including BRACELET-1 survival data

Management hosting conference call and webcast today at 8:30 a.m. ET

SAN DIEGO, CA and CALGARY, AB, November 3, 2023 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a clinical-stage immunotherapeutics company focused on oncology, today announced recent operational highlights and financial results for the third quarter ended September 30, 2023. All dollar amounts are expressed in Canadian currency unless otherwise noted.

“We continue to build our case for pelareorep to be an important immunotherapy in multiple large and in-need cancer indications,” said Dr. Matt Coffey, President and Chief Executive Officer. “The ESMO presentations show the first batch of survival data from first-line metastatic pancreatic cancer patients exceeds the historical averages recorded in control trials, aligning with the positive response data we first reported at SITC last year. They also reveal that pelareorep can generate an immune response in heavily pre-treated metastatic colorectal cancer patients. I’m pleased to note that GOBLET has now reported consecutive indications where pelareorep-based therapy has met the success criteria for efficacy, validating our decision to explore pelareorep in gastrointestinal indications in combination with the checkpoint inhibitor atezolizumab. The compelling GOBLET results were instrumental in obtaining a US$5 million grant from PanCAN to explore pelareorep in combination with modified FOLFIRINOX (mFOLFIRINOX) with and without atezolizumab in pancreatic cancer patients.”

Dr. Coffey continued, “Having already observed efficacy signals in pancreatic cancer from the combination of pelareorep and atezolizumab plus the standard of care regimen gemcitabine and nab-paclitaxel, we believe that with encouraging efficacy signals from a pelareorep and mFOLFIRINOX combination, we have the potential to become the go-to treatment option for a substantial number of pancreatic cancer patients.”

Third Quarter and Subsequent Highlights

Pancreatic Cancer Program

Updated data reported at ESMO shows robust survival and translational data

A poster with data from the pancreatic cancer cohort of the Phase 1/2 GOBLET study was presented at the European Society for Medical Oncology (EMSO) Congress 2023 (link to the PR, link to the poster). This study cohort was designed to evaluate pelareorep in combination with atezolizumab and the chemotherapeutic agents gemcitabine and nab-paclitaxel in patients with advanced or metastatic pancreatic cancer. The efficacy results presented exceeded those from earlier studies, including a 62% objective response rate, a median progression-free survival of 7.2 months, an interim median overall survival of 10.6 months, and a 46% interim 12-month survival rate. These data also demonstrated the ability of pelareorep-based combination therapy to induce the expansion of both pre-existing and new T-cell clones from the tumor. This combination therapy has already been selected for inclusion in the Precision PromiseSM Pivotal Phase 3 Platform Trial (link to the PR).

Pancreatic Cancer Action Network (PanCAN) award and grant

Oncolytics was awarded the Therapeutic Accelerator Award, which includes a US$5 million grant from PanCAN, to initiate a Phase 1/2 randomized clinical trial of pelareorep combined with modified FOLFIRINOX, with or without the checkpoint inhibitor atezolizumab (link to the PR). We anticipate that the combination therapy that performs best will be further evaluated in a licensure-enabling study, such as the Precision PromiseSM Pivotal Phase 3 Platform Trial. The combination of pelareorep, gemcitabine, nab-paclitaxel, and atezolizumab has already been selected for inclusion in Precision Promise, with the trial expected to open in the first half of 2024.

Colorectal Cancer Data

ESMO presentation shows the third-line colorectal cancer cohort met its success criteria for efficacy

A poster presentation at ESMO announced interim results from the third-line metastatic colorectal cancer cohort of the Phase 1/2 GOBLET study (link to the PR, link to the poster). In a patient population that failed two prior lines of treatment, six of 15 patients recorded stable disease as their best response, and four had stable disease at week 16 or later, thereby meeting the prespecified success criteria for stage 1 of the study. The disease control rate was 40%, the median progression-free survival was 2.8 months, the median overall survival was 8.0 months, and the 12-month survival rate was 33%.

Breast Cancer Program

AWARE-1 abstract data reported at SITC reinforces pelareorep’s ability to remodel the tumor microenvironment, poster to be available later today

Additional data from the AWARE-1 breast cancer study was reported in an abstract at the Society for Immunotherapy of Cancer (SITC) 38th Annual Meeting. AWARE-1 evaluated early-stage breast cancer patients in two cohorts who received pelareorep and letrozole with and without atezolizumab. The study met its primary endpoint of CelTIL score (a measurement of cellularity and tumor-infiltrating lymphocytes), with the arm that included atezolizumab showing enhanced outcomes. Further analysis of the tumor microenvironment of patient tissue samples was performed using imaging mass cytometry (IMC). The data show increased PD-L1 positive cells and an increase in cytotoxic T cells, amongst other benefits, which make the tumor microenvironment more amenable to treatment. The SITC poster embargo lifts at 9 a.m. Pacific Time today, November 3, 2023, and the poster will be available on the Oncolytics website shortly after that.

Financial Highlights

•As of September 30, 2023, the Company reported $40.0 million in cash and cash equivalents, with a projected cash runway for at least 12 months.

•Net cash used in operating activities for the nine months ended September 30, 2023 was $22.3 million, compared to $17.4 million for the nine months ended September 30, 2022. The change reflected higher net operating activities.

•General and administrative expenses for the third quarter of 2023 were $5.2 million, compared to $2.4 million for the third quarter of 2022. The increase was primarily due to higher investor relations activities and the portion of the public offering transaction costs allocated to general and administrative expenses.

•Research and development expenses for the third quarter of 2023 were $5.8 million, compared to $3.7 million for the third quarter of 2022. The increase was primarily due to higher manufacturing expenses as we completed a scaled-up engineering production run and the associated batch testing. The increase was partly offset by lower clinical trial expenses related to clinical and safety data management.

•The net loss for the third quarter of 2023 was $9.9 million, compared to a net loss of $4.4 million for the third quarter of 2022. The basic and diluted loss per share was $0.14 in the third quarter of 2023, compared to a basic and diluted loss per share of $0.08 in the third quarter of 2022.

Anticipated Milestones and Catalysts

•Interim data from the GOBLET study’s anal cancer cohort: Q4 2023

•Initiation of the Precision PromiseSM Pivotal Phase 3 Platform Trial in first-line metastatic pancreatic ductal adenocarcinoma (PDAC) patients: H1 2024

•Initiation of the PanCAN supported Phase 1/2 combination study of pelareorep and modified FOLFIRINOX in newly diagnosed metastatic PDAC patients: H1 2024

•BRACELET-1 Phase 2 metastatic breast cancer study overall survival data

Webcast and Conference Call

Management will host a conference call for analysts and investors at 8:30 a.m. ET today, November 3, 2023. To access the call, please dial (888) 664-6383 (North America) or (416) 764-8650 (International) and, if needed, provide Conference ID: 6026-0546. To join the conference call without operator assistance, please click here. A live webcast of the call will also be available by clicking here or on the Investor Relations page of Oncolytics’ website (LINK) and will be archived for three months. A dial-in replay will be available for one week and can be accessed by dialing (888) 390-0541 (North America) or (416) 764-8677 (International) and using replay code: 260-546#.

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)
(in thousands of Canadian dollars, except share amounts)

As at	September 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$ 39,981	$ 11,666
Marketable securities	—	20,472
Other receivables	630	521
Prepaid expenses	4,726	3,025
Total current assets	45,337	35,684
Property and equipment	299	356
Right-of-use assets	453	296
Prepaid expenses	—	998
Total assets	$ 46,089	$ 37,334
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$ 4,536	$ 3,650
Other liabilities	93	—
Lease liabilities	191	216
Warrant derivative	5,198	79
Total current liabilities	10,018	3,945
Contract liability	6,730	6,730
Lease liabilities	323	157
Total liabilities	17,071	10,832
Commitments and contingencies
Shareholders' equity
Share capital Authorized: unlimited Issued: September 30, 2023 – 73,398,847 December 31, 2022 – 61,327,914	428,826	404,040
Contributed surplus	41,591	40,051
Accumulated other comprehensive income	655	662
Accumulated deficit	(442,054)	(418,251)
Total shareholders' equity	29,018	26,502
Total liabilities and shareholders' equity	$ 46,089	$ 37,334

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)
(in thousands of Canadian dollars, except share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Expenses
Research and development	$ 5,811	$ 3,678	$ 13,051	$ 10,590
General and administrative	5,237	2,382	11,891	7,826
Loss before the following	(11,048)	(6,060)	(24,942)	(18,416)
Change in fair value of warrant derivative	515	(17)	439	9
Foreign exchange gain	310	1,525	(83)	1,939
Interest income, net	305	146	837	214
Loss before income taxes	(9,918)	(4,406)	(23,749)	(16,254)
Income tax expense	(7)	(2)	(54)	(27)
Net loss	(9,925)	(4,408)	(23,803)	(16,281)
Other comprehensive income (loss) items that may be reclassified to net loss
Translation adjustment	101	270	(7)	335
Net comprehensive loss	$ (9,824)	$ (4,138)	$ (23,810)	$ (15,946)

Basic and diluted loss per common share	$ (0.14)	$ (0.08)	$ (0.36)	$ (0.28)
Weighted average number of shares (basic and diluted)	69,803,255	58,325,075	65,565,890	57,529,973

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
(in thousands of Canadian dollars)

	Share Capital	Warrants	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
As at December 31, 2021	$ 391,348	$ 3,618	$ 34,161	$ 388	$ (393,416)	$ 36,099
Net loss and other comprehensive loss	—	—	—	335	(16,281)	(15,946)
Issued pursuant to stock option plan	20	—	(8)	—	—	12
Issued pursuant to incentive share award plan	98	—	(98)	—	—	—
Expiry of equity warrant agreement	—	(3,618)	3,618	—	—	—
Issued pursuant to "At the Market" Agreement	7,160	—	—	—	—	7,160
Share issue costs	(558)	—	—	—	—	(558)
Share-based compensation expense	—	—	1,629	—	—	1,629
As at September 30, 2022	$ 398,068	$ —	$ 39,302	$ 723	$ (409,697)	$ 28,396

As at December 31, 2022	$ 404,040	$ —	$ 40,051	$ 662	$ (418,251)	$ 26,502
Net loss and other comprehensive loss	—	—	—	(7)	(23,803)	(23,810)
Issued pursuant to stock option plan	662	—	(256)	—	—	406
Issued pursuant to "At the Market" Agreement	9,128	—	—	—	—	9,128
Issued pursuant to public offering	17,724	—	638	—	—	18,362
Share issue costs	(2,728)	—	—	—	—	(2,728)
Share-based compensation expense	—	—	1,158	—	—	1,158
As at September 30, 2023	$ 428,826	$ —	$ 41,591	$ 655	$ (442,054)	$ 29,018

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in thousands of Canadian dollars)

	Nine Months Ended September 30,
	2023	2022
Operating Activities
Net loss for the period	$ (23,803)	$ (16,281)
Depreciation - property and equipment	62	71
Depreciation - right-of-use-assets	234	222
Share-based compensation expense	1,158	1,629
Compensation warrant expenses	151	—
Interest expense on lease liabilities	53	64
Unrealized foreign exchange loss (gain)	21	(1,663)
Change in fair value of warrant derivative	(439)	(9)
Net change in non-cash working capital	239	(1,449)
Cash used in operating activities	(22,324)	(17,416)
Investing Activities
Acquisition of property and equipment	(5)	(56)
Maturities of marketable securities	20,230	—
Cash provided by (used in) investing activities	20,225	(56)
Financing Activities
Proceeds from exercise of stock options	406	12
Proceeds from "At the Market" equity distribution agreement	8,790	6,602
Proceeds from public offering	21,359	—
Payment of lease liabilities	(303)	(279)
Cash provided by financing activities	30,252	6,335
Increase (decrease) in cash and cash equivalents	28,153	(11,137)
Cash and cash equivalents, beginning of period	11,666	41,262
Impact of foreign exchange on cash and cash equivalents	162	2,237
Cash and cash equivalents, end of period	$ 39,981	$ 32,362

About the Pancreatic Cancer Action Network
The Pancreatic Cancer Action Network (PanCAN) leads the way in accelerating critical progress for pancreatic cancer patients. PanCAN takes bold action by funding life-saving research, providing personalized patient services and creating a community of supporters and volunteers who will stop at nothing to create a world in which all pancreatic cancer patients will thrive. For 18 years in a row, PanCAN has earned a Four-Star Rating from Charity Navigator – the highest rating an organization can receive. This rating designates PanCAN as an official "Give with Confidence" charity, indicating strong financial health, ongoing accountability and transparency.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in Phase 2 studies in breast and pancreatic cancers. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding Oncolytics' belief as to the potential and mechanism of action of pelareorep as a cancer therapeutic; our belief that our core programs in pancreatic and breast cancer are both progressing towards registrational studies; our plans and expectations regarding the inclusion of pelareorep in the Precision Promise adaptive platform trial; our belief that if the results of our clinical trial of pelareorep in combination with modified FOLFIRINOX are encouraging, the treatment combination may be advanced to late-stage clinical development through the Precision Promise adaptive clinical trial and/or licensure-enabling study; our belief that with encouraging efficacy signals from a pelareorep and mFOLFIRINOX combination, we have the potential to become the go-to treatment option for a substantial number of pancreatic cancer patients; our anticipated milestones and catalysts; our belief that our combined cash resources provide a runway for at least 12 months; and other statements related to anticipated developments in Oncolytics' business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics' actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics' ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics' quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com